Loop Capital Markets LLC

Exemption Report
Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers
Loop Capital Markets LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Loop Capital Markets LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Loop Capital Markets LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraphs (k)(2)(i) and (k)(2)(ii) (the exemption provisions) and (b) Loop Capital Markets LLC stated that Loop Capital Markets LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Loop Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Loop Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
March 1, 2019

Loop Capital Markets LLC's Exemption Report

Loop Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) and (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Loop Capital Markets LLC



I, James Reynolds, swear or (affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chairman & CEO

February 27, 2019